Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Madsen Dewatering Passes Important Milestones

     "Dewatering Passes 11th Level, Hoist Passes Brake Testing,
     Underground Exploration Permitting In Place"

     Toronto Stock Exchange Trading symbol - CRJ
     AMEX - CGR

     SASKATOON, July 21 /CNW/ - Claude Resources Inc. (CRJ.TSX : CGR.AMEX)
today announced that the dewatering of the shaft at the Madsen mine at Red
Lake, Ontario passed the 11th Level on July 14, 2008.
     The dewatering process remains on track to enable Claude Resources to commence underground drilling from the 12th Level, as previously announced, in the 4th Quarter 2008.
     Concurrently, the certification received on July 2, 2008 for the underground hoisting plant and shaft allow for full access beyond shaft confines to the underground levels. The Madsen mine is permitted as an
"Advanced Exploration" project.
     The initial underground drilling target is expected to be the 8 Zone which was mined between the 2300 and 2700 levels from its discovery in 1969 until the mine closure in 1976. Underground mapping and historic documentation shows the development of a series of high-grade, quartz-vein systems and silicification associated with a complexly-folded package of mafic and ultramafic lithologies. The system remains open in all directions and shows strong similarities to high grade mineralization presently being mined at
Goldcorp's Red Lake Complex.
     Claude Resources' surface drill program will continue concurrent with the underground drill program. Results will be released as assays are received and compiled.
     The Madsen mine operation contains extensive infrastructure with a 600 tonne per day mill that has capacity for expansion, a permitted tailings management facility and a five compartment 4,000 foot operating shaft.

     Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the American Stock Exchange (AMEX-CGR). Claude is a gold exploration and mining company. The Company also owns producing oil and natural gas assets.
The Company's entire asset base is located in Canada. Since 1991, Claude has produced approximately 820,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100% of the 10,000 acre
Madsen property in the prolific Red Lake gold camp of northwestern Ontario.

     CAUTION REGARDING FORWARD-LOOKING INFORMATION

     This news release contains certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs.
Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intent",
"estimate", "may" and "will" or similar words suggesting future outcomes or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of mined ore varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.
     Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Claude Resources undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

     %SEDAR: 00000498E          %CIK: 0001173924

     /For further information: Philip Ng, Vice President Mining Operations,
(306) 668-7505; Brian Skanderbeg, Vice President Exploration, (807) 749-3182;
Email: clauderesources(at)clauderesources.com, Website: www.clauderesources.com/
     (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 09:00e 21-JUL-08